Lobstah On A Roll

SEAFOOD RESTAURANT

Lobstah On A Roll is seeking investment to grow and expand its flagship location in the South End of Boston, MA.

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The Business

THE OPPORTUNITY

Invest in Lobstah on a Roll's flagship South End location, serving heavily-portioned Lobster Rolls in a fast-casual New England environment.

Share in the revenue of a critically acclaimed South End eatery with expansion plans across New England

Founded in 2017, Lobstah on a Roll opened its first location in the South End. Already known for its neighborhood feel and variety of counter service-style offerings including craft sandwiches and breakfast menu, the core draw is the eponymous lobster rolls, served in a standard six-inch form and at foot-long increments up to the 60-inch "Monstah"; the larger rolls require advance ordering.

BUSINESS PERFORMANCE
- Over $500k in gross revenue in first year of operations
- $1,217 Revenue Per Square Foot (More than double the Fast Casual industry standard)
- 20%+ Growth Year to Date 2019
- Second Location launched April 2019 in Salem, MA, with more on the way

BUSINESS MODEL
- Fast-Casual storefront
- Overstuffed Lobster Rolls, Sandwiches, Chowder and more

Catering
- 6 FOOT Monstah on a Roll
- Prepared Soups and Sandwiches

Q&A WITH CO-FOUNDER JOE MARCUS
Q: Tell us about your business: What are you most excited about when people visit?

A: "Our business is one of a kind. There is nothing exactly like [our concept] in the country; we focus on our lobster rolls primarily, serving heavy portion sizes of quality crustaceans. The bread is made specifically for us, a soft vessel to keep the lobster in its place". "We always hear from our customers that this lobster roll is special; from the bespoke bread to freshly prepped lobster, fixed the way you want (New England or Connecticut style)."

Q: Why do you think Lobstah on a Roll will be a huge success?

A: "We knew Lobstah on a roll was going to be a huge success from the beginning; immediately we started getting accolades in the press. Press aside, customers were giving us 'thumbs up' on facebook, great reviews on Yelp and Google, and recommendations on Trip Advisor. We even had some calling into radio stations to spread the good word."

Q: What is your favorite menu item? What is your most popular menu item?

A: "My favorite item is the Charles River Po Boy. Grilled Colossal shrimp, butter lettuce, tomato and house made remoulade... (Trails off in thought)"

Q: Do you offer more than just Lobster Rolls?

A: "Lobstah on a Roll offers craft sandwiches, soups, lobster bisques, and of course Clam Chowdah done right!"

PRESS!
Eater Boston
Boston's Most Buzz-worthy Restaurants
Sampan Food Review
Phantom Gourmet
Boston.com

LOBSTAH ON A ROLL'S BUDGET
This is an approximate plan for the use of funds if Lobstah On A Roll receives:
- Target investment amount
  - Maximum investment amount

Operating Capital	$23,500
Debt Consolidation	$0
Marketing	$0

MainVest Compensation	$1,500
Total	**$25,000**

LOBSTAH ON A ROLL'S PROJECTIONS

These financial projections have been generated by the owners of Lobstah On A Roll.

THIS INFORMATION IS PROVIDED BY LOBSTAH ON A ROLL. MAINVEST NEVER PREDICTS OR PROJECTS PERFORMANCE, AND HAS NOT REVIEWED OR AUDITED THIS INFORMATION. FOR ADDITIONAL INFORMATION ON THE ISSUER AND ITS BUSINESS PLAN, REVIEW THE OFFERING MEMORANDUM OR ASK THE ENTREPRENEURS DIRECTLY IN THE DISCUSSION.

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You will automatically receive a full refund of your investment if Lobstah On A Roll hasn't received its target raise amount when the round closes.

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The Terms

Invest to **receive a portion of Lobstah On A Roll's revenue.**

Receive up to 50% ROI from a revenue sharing note. Returns will be transferred to your bank account quarterly.

$0

INVEST

<u>Conditional refund applies.</u>
You will automatically receive a full refund of your investment if Lobstah On A Roll hasn't received its target raise amount when the round closes.

SUMMARY OF TERMS

Investment Vehicle	RSN
Revenue Share	1.0%-4.3%
Investment Multiplier	×1.5
Maturity Date	12/31/2025

Review the offering memorandum and the investor agreement for further information.

How Your Investment Works

Revenue Sharing Note

If you invest in Lobstah On A Roll and they raise at least $25,000 by July 31, 2019, you will be issued a revenue sharing note.

Repayment Terms

You receive your proportional share of 1.0% to 4.3% of Lobstah On A Roll's gross revenue until you are returned ×1.5 of your investment.

Maturity Date

If you haven't received ×1.5 of your investment by December 31st, 2025, it comes due regardless of Lobstah On A Roll's revenue.

Conditional Refund

If Lobstah On A Roll doesn't raise at least $25,000 by July 31, 2019, all investors will be fully refunded. No revenue will be shared and no perks will be distributed.

Maximum Investment Amount

Lobstah On A Roll will not accept additional investment this round once it has received $107,000.

Have Questions?

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The Community
The Entrepreneurs

David

Cofounder

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David has been a Small Business manager since 2006. Loves food and the entrepreneurial lifestyle of small restaurants believing that the key to success is great food and even better customer service! David graduated from Salem State College (now University of Massachusetts Salem) with a degree in Business Management. In his free time, he is an avid SCUBA diver and motor cross and general sports enthusiast.

Joseph

CoFounder

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Joe's first love is FOOD! The original owner of BIG PAPA'S RESTAURANT where the concept for LOBSTAH ON A ROLL was born. Joe Went to college at Arizona State University where he earned a degree in Broadcasting & Journalism. He is a lover of all sports (Boston especially); baseball, basketball, football, hockey, golf, tennis, etc. In his free time, he loves to draw and is an avid historian and WII reenactor.

Ken

Head Chef

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Ken has an impressive 20+ years of experience in the Restaurant industry. He managed operations for various concepts in Las Vegas (Capital Grille), Georgia, and Massachusetts. A passionate food enthusiast, with emphasis on designing entire menu items. Ken has been married 15 years and is a proud father of two. On top of all that he is a huge fan of all Boston sports teams!

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Press Links on Offering Page

1. Dana Hatic, *New South End Restaurant Serves Five-Foot-Long Lobster Rolls*, EATER Boston (Nov. 6, 2017), available at https://boston.eater.com/2017/11/6/16612408/lobstah-on-a-roll-south-end-opening.
2. *Boston's Most Buzzworthy Restaurants Include Lobster Rolls & A Tiki Bar*, CBS Boston Hoodline (Mar. 12, 2019), available at https://boston.cbslocal.com/2019/03/12/bostons-most-buzzworthy-restaurants-include-lobster-rolls-a-tiki-bar/.
3. Ling-Mei Wong, *Restaurant Review: Lobstah on a Roll*, Sampan (Dec. 21, 2018), available at https://sampan.org/2018/12/restaurant-review-lobstah-on-a-roll/.
4. Phantom Gourmet, *Lobstah On A Roll* (Aug. 1, 2018) (Video), available at https://www.youtube.com/watch?v=e7P_tVEkTQA.
5. Nik DeCosta-Klipa, *A new lobster restaurant just opened in Boston with oversized lobster rolls up to 5 feet long*, Boston.com (Nov. 7, 2017), available at https://www.boston.com/food/restaurants/2017/11/07/a-new-lobster-restaurant-just-opened-in-boston-with-oversized-lobster-rolls-up-to-5-feet-long.

- **BOSTON RESTAURANT OPENINGS**

New South End Restaurant Serves Five-Foot-Long Lobster Rolls

Made with the meat of 80 lobsters

by **Dana Hatic@DanaHatic**   Nov 6, 2017, 12:47pm EST

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Five-foot lobster roll at Lobstah on a Roll in the South End Facebook

A new seafood restaurant in Boston debuted over the weekend with sandwiches galore. Lobstah on a Roll only recently took over the former Emma's Pizza space at 537 Columbus Ave., but it's already up and running in the South End neighborhood.

"We had a fantastic opening weekend and loved meeting all of our new neighbors," co-owner Joe Marcus told Eater in a message. The Lobstah on a Roll team unveiled a menuof sandwiches, soups, and salads at the South End restaurant this weekend.

The menu features seafood sandwiches like lobster rolls and seared ahi, plus meat options and a hummus sandwich. The restaurant's name is perhaps an understatement for the amount of lobster on its rolls. While there are standard-sized sandwiches fit for single-human consumption (with about six ounces of lobster meat), there are also lobster rolls in three-, four-, and five-foot sizes, with the five-footer packed full of the meat of approximately 80 one-pound lobsters. The massive sandwich, dubbed "The Monstah," must be pre-ordered a day in advance. Lobstah on a Roll also offers lobster dinners, served with either mashed or baked potatoes, seasonal vegetables, and drawn butter.

The team is still working on a planned location for 478 Massachusetts Ave. in Arlington, as previously reported. The restaurant is under construction and could open as early as the end of November.

• Arlington's Soon-to-Open Lobstah on a Roll Has Boston Proper Expansion Plans[EBOS]

Boston's Most Buzzworthy Restaurants Include Lobster Rolls & A Tiki Bar

By Hoodline

March 12, 2019 at 10:39 am

Filed Under: [Boston Restaurants](#), [Hoodline](#)

BOSTON (Hoodline) – Curious where Boston's insiders are eating and drinking? It's easy to spot lines out the door, but some underlying trends are harder to see.

We took a data-driven look at the question, using [Yelp](#) to deduce which restaurants have been on the tips of diners' tongues this month. Read on to see which spots are sizzling hot this spring.

The Westland



Photo: emily e./Yelp

Open since December 2018, this New American bar and restaurant is trending compared to other businesses categorized as "American (New)" on Yelp.

Citywide, New American spots saw new reviews increase by a median of 2 percent over the past month, but The Westland saw a 66.7 percent increase, maintaining a convincing four-star rating throughout.

It's not the only trending outlier in the New American category: Milkweed has seen a 6.6 percent increase in reviews.

Located at 10 Westland Ave. (between St. Stephen Street and Massachusetts Avenue) in Fenway, The Westland offers appetizers, such as crispy calamari, oysters casino, crispy cauliflower and mussels, served in sauvignon blanc with shallots, herbs and a grilled baguette. Entrees include roasted chicken with roasted Yukon potatoes, green beans and miso maple glaze. Burgers, sandwiches, soups and salads, and a raw bar are also on offer as well. Plus there's brunch on Saturdays and Sundays.

Shore Leave



Photo: shore leave/Yelp

Whether or not you've been hearing buzz about South End's [Shore Leave](#), the tiki bar and cocktail bar is a hot topic according to Yelp review data.

While businesses categorized as "Cocktail Bars" on Yelp increased their review count by a median of 2.5 percent over the past month, Shore Leave bagged a 52.2 percent increase in new reviews within that timeframe, maintaining a mixed 3.5-star rating. It significantly outperformed the previous month by gaining 2 times more reviews than expected based on its past performance.

There's more that's trending on Boston's cocktail bar scene: [Alcove](#) has seen a 29.3 percent increase in reviews, and [Citrus & Salt](#) has seen a 11.5 percent bump.

Open at 11 William E. Mullins Way since November 2018, Shore Leave offers signature cocktails like Morale & Welfare, overproof dark rum shaken with grapefruit, cinnamon, lime and mole bitters. The kitchen's Asian-inspired fare includes choices like bao, wings, chicken lettuce wraps, Korean short ribs, gyoza, poke and more.

Lobstah On A Roll



Photo: igor r./Yelp

Back Bay's Lobstah On A Roll is also making waves. Open since the fall of 2017 at 537A Columbus Ave. (between Claremont Park and Worcester Street), the well-established spot to score seafood has seen a 9.6 percent bump in new reviews over the last month, compared to a median review increase of 1.2 percent for all businesses tagged "Seafood" on Yelp. Moreover, on a month-to-month basis, its review count increased by more than 160 percent.

Lobstah On A Roll offers breakfast plates, soups and salads, and craft sandwiches, like the Harvard Yardbird, with grilled chicken breast, roasted red peppers, bacon, butter lettuce and pesto aioli. But, of course, the star of the show is the lobster roll. Lobster tacos and lobster mac and cheese are also available.

Over the past month, the establishment has maintained a solid 4.5-star rating among Yelpers.

MIDA



Photo: abbie m./Yelp

South End's MIDA is the city's buzziest Italian spot by the numbers.

The Italian wine bar and restaurant opened at 782 Tremont St. (between Northampton Street and Massachusetts Avenue) in December 2016. Over the past month its review count increased by 8 percent, an outlier when compared to the median review increase of 1.5 percent for the Yelp category "Italian." It outperformed the previous month by gaining 1.9 times more reviews than expected based on past performance.

But it's not the only trending outlier in the Italian category: Bar Mezzana has seen a 4.4 percent increase in reviews, and Terra has seen a 5.9 percent bump.

Popular dishes at MIDA include the lobster scampi, boasting linguini, marscarpone and fresh basil; and spaghetti carbonara with clams, salumi and egg yolk. There's also a full bar and desserts, like gelato, tiramisu and biscotti.

Methodology: To find out who made the list, we looked at Boston businesses on Yelp by category and counted how many reviews each received. Rather than compare them based on number of reviews alone, we calculated a percentage increase in reviews over the past month, and tracked businesses that consistently increase their volume of reviews to identify statistically significant outliers compared to past performance.

Phantom Gourmet, *Lobstah On A Roll*

Located on Columbus Ave in Boston's South End, Lobstah on a Roll is a small shop serving some of the best lobster rolls in all of New England. It's the brainchild of three partners, who decided to take that quintessential New England favorite and really amp it up. This is the home of the 5 foot long lobster roll.

(Video Transcript)

Available at https://www.youtube.com/watch?v=e7P_tVEkTQA.

00:01
we are the ambassador's of lobster rolls

00:03
we're the Gateway to low watch the rolls

00:05
family meet Joe Marcus the

00:08
self-proclaimed king of all crustacean

00:11

David Spinney a sultan of shellfish and

00:14
back in the kitchen you'll find chef Ken

00:16
Dupree allured when it comes to lobster

00:19
the experience here it's over the top

00:22

they can't get over what we give them

00:24
even in our standard role and whether

00:26
you go for the portions fit for prints

00:28
or popper you're going to want to get

00:30
some lobster on a roll

00:33

located on Columbus Avenue Austin's

00:36

sailfin Lobster on a roll it's a small

00:39

shop serving some of the best lobster

00:41

rolls in all of New England

00:42

it's the brainchild of three partners

00:44

who decided to take that quintessential

00:47

New England favorite and really amp it

00:49

up it's a nostalgia thing they remember

00:51

growing up and having a lobster roll

00:53

whether it was from the Woodman's or

00:55

Kelly's they remember that what they

00:58

don't remember is something like ours

00:59

we're over the top we don't want to be

01:01

like everybody else we want to set the

01:04

standard it all starts with the bread to

01:09

have a good lobster all you have to

01:10

start with fresh lobster meat and great

01:13

bread instead I'm doing the traditional

01:14

split top hot dog roll we use challah

01:16

roll here uh challah has a bit of honey

01:18

in it when you toast it up it actually

01:21

smells like a chocolate cake that's

01:23

cooking so when we open up the oven the

01:25

smell of the sweetbreads is fantastic

01:27

it's intoxicating when you bite into the

01:29

roll you notice that you're tasting the

01:31

lobster meat and the lettuce but then

01:33

you notice the sweetness of the roll

01:34

that brings all the flavors together

01:36

that just make it an incredible

01:38

experience it's something that you just

01:39

want to eat over and over again

01:42

can always starts his day by cooking up

01:45

the lobsters we time our lobster meat to

01:48

take it out when it's just done so it's

01:50

not overcooked

01:51

as soon as I'll wash there is cooked we

01:53

immediately immerse it into an ice bath

01:56

swaps the cooking process and that's the

01:58

key to having the really good lobster

02:00

rolls is having fresh meat cooked

02:02

perfectly the tail doesn't get

02:03

overcooked the claw itself is very very

02:06

tender the knuckle meets incredibly

02:07

tender so the idea is to keep it cooked

02:09

just at the right level so it's soft

02:11

it's fresh and delicious when you bite

02:13

into it depending upon your appetite you

02:18

can order your role in a few ways from

02:20

the standard 6-inch roll to a footlong

02:22

to something called the Double Deuce

02:24

that will have you seeing double but if

02:27

you really want to wow your friends

02:28

you've got to preorder a sandwich called

02:31

the monster by far the biggest lobster

02:34

roll phantom has ever encountered we do

02:37

make one of the biggest lobster rolls

02:38

you've ever seen we have a 5 foot 8 to

02:41

10 inch wide beautiful braided hollow

02:44

wall watch the wall it has about 14

02:47

pounds of lobster meat in it it is

02:49

certainly a sight to see it's 14 and 1/2

02:52

pounds of lobster meat is something more

02:54

than most people seen in one place at a

02:55

time they are kind of overwhelmed by it

02:57

pretty much everyone reacts in one way

02:59

wow wow wow wow and then we get to ring

03:03

the bell

03:04

[Music]

03:06

when everybody sees their lobster roll

03:08

and they see how much lobster is

03:10

actually in that roll you get to ring

03:12

the bell

03:13

[Applause]

03:16

other Wow worthy dishes include chowder

03:19

overloaded with clamps our clam chowder

03:22

it is so good it's like eating a vanilla

03:24

ice cream cone it is to die for

03:27

tons of clams thick taste buttery it is

03:31

tremendous and since they're always

03:33

cooking lobster it's no surprise they

03:36

make a beautiful bisque as well

03:37

overloaded with all of that fresh meat

03:40

as you scoop it up you're pulling

03:41

lobster meat off the bottom of the bowl

03:43

usually they get bisque and there's

03:44

maybe a couple of small little pieces of

03:46

lobster there's actual pieces of claw

03:48

and knuckle and pieces of tail and the

03:50

biscuit so there's a tasty grilled

03:51

shrimp po-boy topped with a tangy Creole

03:54

remoulade and a crave-worthy crab cake

03:56

sandwich loaded up with lots and lots of

03:59

lump crab crab cake is jumbo lump

04:01

crabmeat very little Phillips a little

04:03

bit of bread crumb lightly seasoned pan

04:05

seared faced in the oven crispy brown on

04:07

the outside and soft and warm in the

04:09

middle if seafoods not your thing there

04:14

are a selection of sandwiches with meats

04:16

all carved in-house like the slow

04:18

roasted pastrami with provolone or a

04:20

prime rib sandwich so special it's only

04:23

available on the weekend we usually

04:25

roast it on a Thursday and we have it

04:26

for Friday Saturday and Sunday and melts

04:28

in your mouth you can cut it with a

04:30

plastic knife there's no work involved

04:31

oh the prime rib sandwich your teeth

04:34

sink into this it's like biting into a

04:37

slab of butter it is so tender it is so

04:40

juicy it's a tremendous sandwich and

04:42

while the place itself may not be big

04:44

the flavors and passion coming out of

04:46

the kitchen more than make up for it

04:48

this is a passion you can tell in my

04:51

voice we treat you like a queen we treat

04:54

you like a king we treat you like an

04:56

ambassador from another country we want

04:58

to give you the best experience you've

04:59

ever had in your life coming into our

05:01

restaurant

05:02

[Music]

A new lobster restaurant just opened in Boston with oversized lobster rolls up to 5 feet long

Like, seriously oversized.

By

Nik DeCosta-Klipa

November 7, 2017

At first, Lobstah on a Roll seems like a fairly simple, if straight to the point, description of Joe Marcus and Dave Spinney's new spot in the South End — especially considering the degree to which they push the limits of the New England delicacy.

But when Marcus mentions the vast majority of their orders are to-go, the name's second meaning becomes clear.

Located at 537 Columbus Ave., Lobstah on a Roll officially opened Sunday across the intersection from Five Horses Tavern. It combines the characteristics of a lunchtime, takeout sandwich shop with that of a shoreside seafood shack. The menu features everything from soups and chowder to artisan sandwiches to baked, decadently stuffed lobster dinners.

And, of course, there are the lobster rolls.

Their namesake offering includes "nothing but lobster" on a bed of lettuce on a sweet-ish roll, the details of which Marcus refused to divulge. Sizes range from your standard six-inch roll to a one, two, three, four, or even five-foot-long monstrosity that feeds 50 to 60 people and goes for more than $700.

"We'll do it in installments," Marcus said jokingly of the price.

The five-footers include roughly 80 lobsters and come served on a 10-inch-by-five-foot scali roll. Marcus said they served two during their opening weekend and a third Tuesday.

However, plenty of customers are also apparently interested in the corner shop's normal-sized offerings as well. Marcus said the weekend, which included a soft opening Saturday, was "insane."

"One after another," he said Sunday. "We're flying by the seat of our pants."

Marcus and Spinney, two old friends, opened the South End spot with chef Kenny Dupree and have plans to open a cozy sit-down restaurant in Arlington Center called 478 Mass. Ave. (also its address), which the owners say will have craft beer and oysters.

As for their more casual South End spot, Marcus also plugs their "to die for" baked sea salt fries and their lobster stuffing, the most extravagant version of which includes crab, shrimp, scallops and topped with caviar.

"And I don't even really like caviar," he said.

There is one requirement however for visitors of their newly opened location.

"You can't eat here unless you've been 'chowderized,'" said Marcus, who explains it means one must sample their array of chowders, which seems a small price to pay — especially compared to that of the five-foot lobster roll.

TOPICS: [Restaurants](#) [Food](#) [Seafood](#) [South End](#) [Restaurant Openings](#)